                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               --------------------------------
                                                        OMB APPROVAL
                                               --------------------------------
                                               OMB Number:        3235-0145
                                               Expires:     August 31, 1999
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                                               hours per response.....14.90
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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                NTL Incorporated
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   629407 10 7
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)
             -------------------------------------------------------

   Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                               -------------------------
CUSIP No. 629407 10 7          13G                     Page  2   of  7  Pages
          ------------                                      ---     ---
------------------------                               -------------------------

------- -----------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Warburg, Pincus Investors, L.P.                            13-2673503
------- ------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) [_]
                                                                   (b) [X]
------- ------------------------------------------------------------------------
     3  SEC USE ONLY

------- ------------------------------------------------------------------------
     4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------------------------ -------------------------------------------------------
                      5  SOLE VOTING POWER


                         -0-
                  ------ -------------------------------------------------------
  NUMBER OF           6  SHARED VOTING POWER
   SHARES
BENEFICIALLY             3,833,286
  OWNED BY       ------ --------------------------------------------------------
    EACH              7  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                -0-
    WITH
                  ------ -------------------------------------------------------
                      8  SHARED DISPOSITIVE POWER

                         3,833,286
------- ------------------------------------------------------------------------
     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,833,286
------- ------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

        [  ]
------- ------------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.3%
------- ------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
------- ------------------------------------------------------------------------

------------------------                               -------------------------
CUSIP No. 629407 10 7          13G                     Page  3   of  7  Pages
          ------------                                      ---     ---
------------------------                               -------------------------


---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Warburg, Pincus & Co.                                         13-6358475
------- ------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                   (a) [_]
                                                                   (b) [X]
------- ------------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,979,632
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,979,632
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,979,632
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN

---------- ---------------------------------------------------------------------

------------------------                               -------------------------
CUSIP No. 629407 10 7          13G                     Page  4   of  7  Pages
          ------------                                      ---     ---
------------------------                               -------------------------


---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E. M. Warburg, Pincus & Co., LLC                           13-3536050
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) [_]
                                                                   (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,833,286
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,833,286
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,833,286
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           00

---------- ---------------------------------------------------------------------

Item 1(a):        Name of Issuer:
----------        ---------------

                  NTL Incorporated

Item 1(b):        Address of Issuer's Principal Executive Offices:
----------        ------------------------------------------------

                  110 East 59th Street
                  New York, NY  10022

Item 2(a)         Name of Person Filing
---------         ---------------------

                  This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"), which directly owns 3,833,286 shares of the Common Stock, par value $.01 per share, of NTL Incorporated (the "Common Stock"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPI. WP has a 20% interest in the profits of WPI as the general partner. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed also to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. As of the date of this Statement, WP may be deemed to beneficially own 146,346 shares of Common Stock held by its asset management affiliate Warburg Pincus Asset Management, Inc., which WP may be deemed to control. WP disclaims beneficial ownership of such shares.

 Item 2(b):       Address of Principal Business Office:
 ----------       -------------------------------------

                  The business address of each of WPI, WP and EMW LLC is 466 Lexington Avenue, New York, New York 10017.

 Item 2(c):       Citizenship:
 ----------       ------------
                  Delaware


 Item 2(d):       Title of Class of Securities:
 ----------       -----------------------------
                  Common Stock


 Item 2(e):       CUSIP Number:
 ----------       -------------
                  629407 10 7


 Item 3:          If the reporting person is an investment advisor in
 -------          accordance with ss. 240.13d-1(B)(1)(ii)(E), check this box
                  [ ]



                               Page 5 of 7 Pages

Item 4:           Ownership:
-------           ----------

                  Ownership of WP:
                  ----------------

                  (a) 3,979,632 shares of Common Stock, as of the date of this Statement

                  (b)  9.6%

                  (c)  (i)   -0-

                       (ii)  3,979,632

                       (iii) -0-

                       (iv)  3,979,632



                  Ownership of WPV and EMW LLC:
                  -----------------------------

                  (a) 3,833,286 shares of Common Stock, as of the date of this Statement

                  (b)  9.3%

                  (c)  (i)   -0-

                       (ii)  3,833,286

                       (iii) -0-

                       (iv)  3,833,286


Item 5:           Ownership of Five Percent or Less of a Class:
-------           ---------------------------------------------

                  Not applicable.

Item 6:           Ownership of More than Five Percent on Behalf of
-------           Another Person:
                  ---------------

                  Not applicable.

Item 7:           Identification and Classification of the Subsidiary Which
-------           Acquired the Security Being Reported on By the Parent
                  Holding Company:
                  ----------------

                  Not applicable.

Item 8:           Identification and Classification of
-------           Members of the Group:
-------           ---------------------

                  Not applicable.

Item 9:           Notice of Dissolution of Group:
-------           -------------------------------

                  Not applicable.

Item 10:          Certification:
--------          --------------

                  Not applicable.



                               Page 6 of 7 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1999


                                   WARBURG, PINCUS INVESTORS, L.P.

                                   By:  Warburg, Pincus & Co., General
                                        Partner


                                   By:  /s/ Stephen Distler
                                        -------------------------------
                                        Stephen Distler, Partner



                                   WARBURG, PINCUS & CO.


                                   By:  /s/ Stephen Distler
                                        -------------------------------
                                        Stephen Distler, Partner



                                   E.M. WARBURG, PINCUS & CO., LLC


                                   By:  /s/ Stephen Distler
                                        -------------------------------
                                        Stephen Distler, Member

                                  EXHIBIT INDEX
                                  -------------

Exhibit             Title
-------             -----

Exhibit 99.1:         Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)